August 4, 2009

Daniel R. Stolzer
Vice President, Deputy General Counsel, and Assistant Secretary
KeyCorp
127 Public Square
Cleveland, Ohio 44114

> **Re: KeyCorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-11302**
> **Response Letters Dated July 3, 2009 and July 28, 2009**

Dear Mr. Stolzer:

We refer you to our comment letters dated June 25, 2009 and July 16, 2009 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance